

Mail Stop 3561

December 14, 2017

Sonu Ram
Chief Executive Officer
Cosmo Ventures Inc.
VPO - Bham Distt, Hoshiarpur Tehsil Ghars
Punjab, India 14613

     Re: **Cosmo Ventures Inc.**
          Form 10-K for the fiscal year ended March 31, 2017
          Filed August 21, 2017
          File No. 333-188873

Dear Mr. Ram:

We issued comments on the above captioned filing on September 21, 2017. On November 27, 2017, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products